Filed Pursuant to Rule 433
Registration Nos 333-109365 and 333-141235
SCHEDULE II
Underwriting Agreement dated April 2, 2007
NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
FORM OF COLLATERAL TRUST BOND TERM SHEET

Issuer:	National Rural Utilities Cooperative Finance Corporation

Ratings:	A1 / A+/ A+ (Stable / Stable / Positive)

Principal Amount:	$570,000,000

Security Type:	Collateral Trust Bonds

Pricing Date:	April 2, 2007

Settlement Date:	April 10, 2007

Maturity Date:	April 10, 2017

Price to Public:	99.680%

Coupon:	5.450%

Treasury Benchmark:	4.625% due February 15, 2017

Treasury Yield:	4.642%

Reoffer Spread:	85 basis points (0.85%)

Yield to Maturity:	5.492%

Interest Payment Dates:	Semi-annually on April 10 and October 10, commencing on October 10, 2007

Redemption Terms:	At any time at a discount rate of the Treasury Rate plus 20 basis points

Denominations:	$2,000 x $1,000

Bookrunners:	Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC, for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling toll-free at 1-888-603-5487, Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling toll-free at 1-866-500-5408, and UBS Securities LLC by calling toll-free at 1-888 722-9555, ext 1088.